UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   July 23, 2003

THE ANDERSONS, INC.
(Exact name of registrant as specified in its charter)

OHIO	34-1562374
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

480 W. Dussel Drive, Maumee, Ohio	43537
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (419) 893-5050

Item 12:

The following press release was issued on July 23, 2003:

The Andersons, Inc.
480 W. Dussel Drive
Maumee, Ohio 43537

FOR IMMEDIATE RELEASE   *AT THE COMPANY:*

WEDNESDAY, JULY 23, 2003   Gary Smith (419) 891 — 6417

THE ANDERSONS, INC. REPORTS STRONG EARNINGS

2ND BEST QUARTER IN COMPANY'S HISTORY

EPS $1.08 vs. $1.17 Last Year

MAUMEE, OHIO, JULY 23, 2003—The Andersons, Inc. (Nasdaq: ANDE), today announced second-quarter net income of $7.8 million, or $1.08 per diluted share. In the same three-month period of 2002, the company reported net income of $8.8 million, or $1.17 per diluted share. The net income and earnings per share achieved in the most recent quarter represented the company's second best quarter ever, only exceeded by the same three-month period in 2002. Total revenues of $312 million for the period were $11 million higher than the second quarter of 2002.

Net income for six months was $8.2 million, or $1.12 per diluted share, with revenues of $550 million. In comparison, net income for the first half of 2002 totaled $10.4 million, or $1.39 per diluted share, on revenues of $516 million.

The Agriculture Group's grain business experienced an operating income decline during the first two quarters this year. U.S. stocks of corn, soybeans and wheat have fallen to five-year lows following poor planting and growing conditions in 2002. As a result, demand for grain storage space softened in the first half of 2003, and fewer bushels were handled by the group's elevators, causing a reduction in gross profit from last year's record levels. The company had previously indicated that the 2003 decline was to be expected. Recently, industry analysts and the U.S. Dept. of Agriculture have indicated that there is a strong possibility that 2003 crops will produce record yields. The group's plant nutrient business achieved bottom-line improvement in both the first and second quarters this year. During the most recent three months, volume growth in industrial and specialty agricultural products, better than trend-line margins across most traditional product lines, and expense savings in a number of areas contributed to this improvement. Total

Agriculture Group operating income was $8.1 million in the second quarter, and stands at $8.4 million through six months.

The Rail Group's operating income of $1.4 million in the second quarter was up significantly from the same three-month period in 2002. During the period, the group continued to increase the fleet of rail equipment that it owns or manages. At mid-year, the fleet consists of 74 locomotives and more than 5,900 rail cars. Improved utilization of the fleet, with a growing number of cars in active lease service, contributed to the income growth. Although railcar values and monthly lease rates are still below historical averages, these have begun to recover somewhat. During the second quarter, the volume of business in the group's rail car repair and fabrication shops also increased significantly, contributing to the group's operating income improvement. The group also started a rail car repair business in South Carolina. The Rail Group's operating income for the first half of 2003 amounted to $1.7 million.

The Processing Group broke even in the second quarter, essentially matching its prior year results for the period. First-half operating income totaled $3.7 million, or $1.4 million better than the first half of 2002. Through six months, turf-care product sales were up about 16 percent in professional markets and 29 percent in consumer/industrial markets. However, because of product and customer mix changes and higher nitrogen ingredient costs only partially offset by price increases, gross margins were somewhat lower. Sales growth in the group's cob-based products business also contributed to the group's first-half income improvement.

The Retail Group experienced a 2 percent decline in same-store sales in the second quarter compared to the same three-month period in 2002 due to softness in the general economy, new competition in the Toledo area, and weather-related softness in sales of nursery stock. This decline was an improvement from the 8 percent drop experienced in the first quarter, however. Despite lower gross profit attributable to the drop in revenue, store operating costs were reduced in the April – June period, and operating income of $4.3 million equaled the previous year's second-quarter performance. Through six months, the group's operating income is $1.6 million.

"Our most recent quarterly performance should probably be viewed from several different perspectives," said President and Chief Executive Officer Mike Anderson. "First, it was the second best quarter in the company's entire 56-year history. Since our best-ever quarter was in the same three-month period of 2002, however, it shows up as a year-to-year decline. The most meaningful benchmark may well be that our April – June and first half results are at the upper end of the performance track that we've projected on several previous occasions."

The company will host a webcast on Thursday, July 24, 2003 at 11:00 A.M. EDT, to discuss its second quarter performance and full-year outlook. The webcast can be accessed under "Financial Information" on its website at www.andersonsinc.com or at www.firstcallevents.com/service/ajwz384660748gf12.html.

The Andersons, Inc. is a respected leader and dominant regional player in grain merchandising and agricultural plant nutrients distribution. Its strong position in these basic businesses has allowed the company to diversify into the production of turf care products, rail equipment leasing, and general merchandise retailing. The company has been in operation since 1947.

This release contains forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially. Without limitation, these risks include economic, weather and regulatory conditions, competition, and the risk factors set forth from time to time in the company's filings with the Securities and Exchange Commission.

The Andersons, Inc. is located on the Internet at www.andersonsinc.com

FINANCIAL TABLES FOLLOW . . .

The Andersons, Inc.

Consolidated Statements of Income
(Unaudited)

(in thousands, except for per share amounts)	Three Months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
Sales and merchandising revenues	$311,891	$301,098	$549,830	$515,929
Cost of sales and merchandising revenues	263,911	251,557	467,614	430,039
Gross profit	47,980	49,541	82,216	85,890
Operating, administrative and general expenses	34,869	35,219	67,307	67,335
Interest expense	2,213	2,573	4,516	5,286
Other income	1,114	838	2,215	1,630
Income before income taxes	12,012	12,587	12,608	14,899
Income taxes	4,164	3,827	4,371	4,530
Net income	$ 7,848	$ 8,760	$ 8,237	$ 10,369
Per common share:				
Basic earnings	$ 1.10	$ 1.20	$ 1.15	$ 1.42
Diluted earnings	$ 1.08	$ 1.17	$ 1.12	$ 1.39
Dividends paid	$ 0.07	$ 0.065	$ 0.14	$ 0.13
Weighted average shares outstanding-basic	7,130	7,299	7,155	7,294
Weighted average shares outstanding-diluted	7,294	7,509	7,344	7,445

The Andersons, Inc.

Consolidated Balance Sheets
(Unaudited)

(in thousands)	June 30 2003	December 31 2002	June 30 2002
Assets			
Current assets:			
Cash and cash equivalents	$ 14,573	$ 6,095	$ 7,072
Accounts receivable (net) and margin deposits	62,780	59,800	67,537
Inventories	170,450	256,275	149,582
Other current assets	12,199	15,716	17,058
Total current assets	260,002	337,886	241,249
Other assets	14,369	12,591	10,953
Railcar assets leased to others (net)	29,695	26,399	31,577
Property, plant and equipment (net)	91,653	92,939	94,537
	$395,719	$469,815	$378,316
Liabilities and shareholders' equity			
Current liabilities:			
Notes payable	$ 60,000	$ 70,000	$ 41,800
Other current liabilities	115,576	187,056	126,599
Total current liabilities	175,576	257,056	168,399
Deferred items, long-term liabilities and minority interest	24,068	23,647	19,911
Long-term debt	84,752	84,272	85,529
Shareholders' equity	111,323	104,840	104,477
	$395,719	$469,815	$378,316


Segment Data
(Unaudited)


	Agriculture	Rail	Processing	Retail	Other	Total
Quarter ended June 30, 2003						
Revenues from external customers	$207,503	$12,681	$37,130	$54,577	$ —	$311,891
Other income	433	35	115	395	136	1,114
	$207,936	$12,716	$37,245	$54,972	$ 136	$313,005
Operating income (loss)	$ 8,091	$ 1,376	$ (33)	$ 4,262	$(1,684)	$ 12,012
Quarter ended June 30, 2002						
Revenues from external customers	$209,197	$ 4,056	$32,283	$55,562	$ —	$301,098
Other income	220	30	166	255	167	838
	$209,417	$ 4,086	$32,449	$55,817	$ 167	$301,936
Operating income (loss)	$ 9,522	$ 140	$ (113)	$ 4,307	$(1,269)	$ 12,587
Six months ended June 30, 2003						
Revenues from external customers	$356,696	$17,063	$89,550	$86,521	$ —	$549,830
Other income	976	85	318	533	303	2,215
	$357,672	$17,148	$89,868	$87,054	$ 303	$552,045
Operating income (loss)	$ 8,384	$ 1,680	$ 3,706	$ 1,639	$(2,801)	$ 12,608
Six months ended June 30, 2002						
Revenues from external customers	$344,037	$ 8,216	$73,264	$90,412	$ —	$515,929
Other income	487	33	289	374	447	1,630
	$344,524	$ 8,249	$73,553	$90,786	$ 447	$517,559
Operating income (loss)	$ 12,046	$ 520	$ 2,305	$ 2,568	$(2,540)	$ 14,899

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Andersons, Inc.

Date: July 23, 2003

By: /s/Michael J. Anderson
_____

Michael J. Anderson
President and Chief Executive Officer